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                                                                    EXHIBIT 99.1


               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                   HOLLINGER CANADIAN PUBLISHING HOLDINGS CO.
                          HOLLINGER INTERNATIONAL INC.
                                 HOLLINGER INC.

               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                               AND ITS AFFILIATES
          ANNOUNCE SALE OF CHATHAM DAILY NEWS AND THE OBSERVER (SARNIA)

TORONTO - NOVEMBER 30, 2001: Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") (TSE: HCN.UN), Hollinger Canadian Publishing Holdings Co. (CDNX: HCP.PR.B), Hollinger International Inc. ("Hollinger") (NYSE: HLR) and Hollinger Inc. (TSE: HLG) announce that the two remaining Canadian community newspapers of Hollinger L.P., the Chatham Daily News and The Observer (Sarnia), have been sold today for approximately CDN$35 million, subject to adjustments.

The consideration for this sale was paid in cash at closing. The purchaser was Osprey Media Group Inc. which, earlier this year, for approximately CDN$220 million, subject to adjustments, purchased most of Hollinger LP's Ontario community newspapers including The Kingston Whig-Standard, The Star (Sault Ste. Marie) and The Examiner (Peterborough).

Hollinger L.P. will use the sale proceeds, net of expenses and a reserve for contingencies, to pay a special distribution to its unitholders of CDN$0.19 per unit to unitholders on a date to be announced as soon as practicable.

Upon completion of this sale the principal assets of Hollinger L.P. (in which Hollinger has an approximate 87% equity interest) will comprise approximately CDN$260 million principal amount of subordinated debentures of a CanWest Global Communications Corp. subsidiary, Hollinger L.P.'s trade publications and directory publishing division and a group of paid and non-paid newspapers located principally in British Columbia.

Hollinger owns English-language newspapers in the United States, United Kingdom and Israel. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.



FOR MORE INFORMATION CONTACT:
PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.
Tel: (416) 363-8721


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